UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

NUI CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility  Holding Company Act of 1935, and submits the following information:

1.         Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale Generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

A.            NUI Corporation ("NUI"), a New Jersey Corporation, was organized as a holding company on March, 1 2001, and has its principal executive offices at 550 Route 202-206, Box 760, Bedminster, New Jersey 07921-0760. The following companies are subsidiaries of NUI Corporation as defined by Section 2(a):

B.            Utility Subsidiary

NUI Utilities, Inc. (100% owned) - Organized as a subsidiary company for regulated utility operations. Incorporated in New Jersey. Headquartered in Bedminster, New Jersey. NUI Utilities, Inc. has the following operating divisions:

i.            Elizabethtown Gas - Provides gas service to customers in central and northwest New Jersey.

ii.            City Gas Company of Florida - Provides gas service to customers in south and central Florida.

iii.            North Carolina Gas - Provides gas service to customers in North Carolina. (Sold September 30,                2002)

iv.             Elkton Gas - Provides gas service to customers in Maryland.

v.            Valley Cities Gas Service - Provides gas service to customers in Pennsylvania. (Sold November 7,                2002)

vi.            Waverly Gas - Provides gas service to customers in New York.  (Sold November 7, 2002)

C.            Nonregulated Business Subsidiaries

NUI Capital Corp. (100% owned) - Organized as a subsidiary company for nonregulated business subsidiaries. Incorporated in Florida. Headquartered in Bedminster, New Jersey.

i.            NUI Energy, Inc. (100% owned by NUI Capital Corp.) - Organized to market energy services to retail commercial and industrial customers. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

ii.            NUI Energy Brokers, Inc. (100% owned by NUI Capital Corp.) - Organized to provide wholesale energy trading and related services to other utilities and energy marketing companies. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

iii.            Utility Business Services, Inc. (100% owned by NUI Capital Corp.) - Organized to provide billing and customer information systems and services to investor-owned and municipal utilities and third-party energy providers.  Incorporated in New Jersey. Headquartered in Union, New Jersey.

iv.             NUI Environmental Group, Inc. (100% owned by NUI Capital Corp.) - Organized to develop a solution to the decreasing accessibility of the New York/New Jersey harbor to international commercial shipping. Objective expected to be achieved by constructing a publicly-financed sediment processing facility. Incorporated in New Jersey. Headquartered in Union, New Jersey.

v.            NUI Energy Solutions, Inc. (100% owned by NUI Capital Corp.) - Organized to provide energy management and consulting services to existing and new customers.  Incorporated in Delaware.  Headquartered in Bedminster, New Jersey.

vi.            NUI Telecom, Inc. (100% owned by NUI Capital Corp.) - Organized to provide telecommunications products and services, including local, long distance, cellular, internet and computer services. Incorporated in New Jersey. Headquartered in Bedminster, New Jersey.

vii.            NUI International, Inc. (100% owned by NUI Capital Corp.) - Organized to explore international business opportunities. Incorporated in Delaware.  Headquartered in Bedminster, New Jersey.

viii.          NUI Sales Management, Inc. (100% owned by NUI Capital Corp.) - Organized to hold NUI's 49% interest in TIC Enterprises, LLC. Incorporated in Delaware.  Headquartered in Bedminster, New Jersey.

a.  TIC Enterprises, LLC (100% owned by NUI Sales Management, Inc..) - Organized to recruit, train, and manage sales professionals and serve as a sales and marketing  representative for various businesses. Incorporated in Delaware. Headquartered in Roswell, Georgia.

ix.                 NUI Service, Inc. (100% owned by NUI Capital Corp.) - Organized to provide appliance repair services.  Incorporated in New Jersey.  Headquartered in Bedminster, New Jersey.

Virginia Gas Company (100% owned) - Organized to provide pipeline operation, natural gas storage, marketing and distribution services; natural gas exploration, production and well operations principally in the Commonwealth of Virginia.

NUI Saltville Storage, Inc. (100% owned) - Organized to hold NUI's interest in Saltville Gas Storage Company, LLC which was organized to own, develop and maintain a gas storage facility.  Incorporated in Delaware.  Headquartered in Bedminster, New Jersey.

2.         A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties, which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

A.            NUI Corporation is the holding company for NUI Utilities, Inc. NUI Corporation owns no physical utility property.

NUI Utilities, Inc. is the subsidiary company for regulated utility operations. NUI Utilities, Inc. distributes natural gas in six states through its divisions and serves approximately 385,000 customers. Transcontinental Gas Pipe Line Corporation provides liquefied natural gas storage service up to a total volume of 150399 Mcf of natural gas. NUI Utilities, Inc. also has a liquefied natural gas storage and vaporization facility in New Jersey to handle peak gas demand. The highest peak-day delivery was 414,768 MMBtus on February 6, 2002.

Natural gas was distributed through 6,633 miles of steel, cast iron and plastic gas mains of which 2,929 miles are located in New Jersey, 2,995 miles in Florida, 455 miles in North Carolina, 72 miles in Maryland, 121 miles in Pennsylvania, 30 miles in New York and 31 miles in Virginia.

3.         The following information, along with additional data, provides the natural gas data for NUI Utilities, Inc. for the year ended September 30, 2002.

(a)            Number of Mcf of natural gas distributed at retail:

                       81,700,000

(b)            Number of Mcf of natural gas distributed at retail outside of the state of incorporation:

                       17,468,000

(c)            Number of Mcf of natural gas sold at wholesale outside of the state of incorporation:

                      0; No wholesale sales.

Number of Mcf of natural gas sold at wholesale outside of the state of incorporation excludes the following sales for resale transactions originating within the State of New Jersey to purchasers outside of the state:

                    0; Not applicable

(d)            Number of Mcf of natural gas purchased outside of the state of incorporation or at the state line:

                   57,923,000 Mcf

 (e)            Additional Data:

(i)            Natural Gas Operating Revenues (000's):

New Jersey	77%	$320,779
Outside of New Jersey	23%	93,265
Total	100%	$414,044

(ii)            Total Average Natural Gas Customers:

New Jersey	67%	257,881
Outside of New Jersey	33%	127,478
Total	100%	385,359

(iii)            Net Utility Plant - Gas (000's):

New Jersey	70%	$396,958
Outside of New Jersey	30%	138,197
Total	100%	$535,155

4.         The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

(a)            Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(b)            Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

(c)            Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(d)            Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(e)            Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

NONE.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 5th day of March, 2003.

NUI Corporation

By: /s/ James R. Van Horn
Name: James R. Van Horn
Title: Chief Administrative Officer

Corporate Seal

Attest:

By: /s/ Carol A. Silker
Name: Carol A. Silker
Title: Assistant Secretary

 All notices and correspondence concerning this statement should be addressed to:

James R. Van Horn
General Counsel and Secretary
NUI Corporation
550 Route 202-206
Box 760
Bedminster, N.J. 07921-0760

EXHIBIT A

NUI CORPORATION
Statements of Income
2002-09-30
Year-to-Date

				NUI
	NUI Utilities	NUI Capital	NUI Virginia Gas	Saltville Stor	NUI Holding Co.	Elimination	Discontinued Ops Reclass	NUI Consolidated	SEC F/S (in 000's)
Operating Margins
Operating Revenues	$485,445,581	$69,606,549	$9,922,152	$0	$0	($8,506,752)		556,467,530	556,468
Purchased Gas and Fuel	299,962,419	0	934,643	0	0	(1,406,398)		299,490,665	299,491
Cost of Sales	9,836,323	30,442,847	0	0	0	(4,905,594)		35,373,576	35,374
Energy Taxes	10,718,983	0	0	0	0			10,718,983	10,719
Total Operating Margins	164,927,856	39,163,701	8,987,509	0	0	(2,194,760)	0	210,884,306	210,884

Other Operating Expenses
Operations and Maintenance	88,562,446	32,375,419	3,834,517	0	(691,501)	(2,194,760)		121,886,122	121,886
Restructuring charges	0	0	0		1,203,037			1,203,037	1,203
Depreciation	25,988,471	1,551,673	2,222,000	0	0			29,762,145	29,762
Amortization of Acq. Adjustment	1,160,589	(0)	156,654	0	188,688		(188,688)	1,317,242	1,317
Other General Taxes	5,993,453	1,027,835	400,176	0	960,537			8,382,001	8,382
Total Other Operating Expenses	121,704,959	34,954,928	6,613,347	0	1,660,761	(2,194,760)	(188,688)	162,550,546	162,551

Net Operating Income	43,222,897	4,208,774	2,374,163	0	(1,660,761)	0	188,688	48,333,760	48,334

Other Income (Expense)
Equity in earnings (losses) of TIC	0	0	0	0	0			0	0
Equity in earnings (losses) of Saltville LLC	0	0	0	0	0			0	0
Other	(84,128)	605,931	141,934	0	(18,873,611)	18,495,174		285,299	285
Total Other Income(Expense)	(84,128)	605,931	141,934	0	(18,873,611)	18,495,174	0	285,299	285

Income Before Interest and Taxes	43,138,769	4,814,704	2,516,096	0	(20,534,372)	18,495,174	188,688	48,619,060	48,619

Interest Expense
Interest on Long-term Debt	14,925,348	1,416,432	2,832,868	0	(4)			19,174,644	19,175
Interest on Construction Funds	(180,652)	0	0	0	0			(180,652)	(181)
Other Interest		(145,326)	2,117,568	344,313	0	76,727	(461,442)	1,931,839	1,932
Amort. of Debt Expenses and Premiums	436,164	0	0	0	46,355			482,519	483
Allow.for Funds Used During Construction	(172,595)	0	0	0	0			(172,595)	(173)
Total Interest Expense	14,862,939	3,534,000	3,177,181	0	123,078	(461,442)	0	21,235,755	21,236

Income Before Income Taxes	28,275,830	1,280,705	(661,084)	0	(20,657,450)	18,956,616	188,688	27,383,305	27,383

Income Tax Expense	11,613,130	612,118	(260,475)	0	(818,391)		77,362	11,223,744	11,224

Income from Continuing Operations	16,662,700	668,587	(400,609)	0	(19,839,059)	18,956,616	111,326	16,159,561	16,160

Discontinued Operations
Gain (loss) from discontinued operations	909,138	(23,065,038)					(188,688)	(22,344,588)	(22,345)
Income tax expense (benefit)	338,859	(8,200,805)					(77,362)	(7,939,308)	(7,939)
Gain (loss) from discontinued operations	570,279	(14,864,233)	0	0	0	0	(111,326)	(14,405,280)	(14,405)

Income Before Effect of Change in Accounting	17,232,979	(14,195,646)	(400,609)	0	(19,839,059)	18,956,616	0	1,754,281	1,754

Effect of Change in Accounting	0	(17,642,470)	0	0	0			(17,642,470)	(17,642)

Net Income(Loss)	$17,232,979	($31,838,116)	($400,609)	$0	($19,839,059)	$18,956,616	$0	($15,888,189)	($15,888)

NUI UTILITIES, INC. CONSOLIDATING
Statements of Income
2002-09-30
Year-to-Date

							NUI		NUI
	Elizabethtown	City Gas	Elkton	North Carolina	Valley Cities	Waverly	South	Appliance Business	Utilities	Elimination	Discontinued Ops Reclass	NUI Utilities Consolidated	SEC F/S (in 000's)
Operating Margins
Operating Revenues	$368,875,425	$94,900,677	$6,644,570	$13,541,100	$7,393,064	$1,845,861	$0	$15,372,429	$0		($23,127,545)	485,445,581	485,446
Purchased Gas and Fuel	244,862,853	50,729,038	4,370,527	6,363,347	3,588,776	2,140,190	0	0	0		(12,092,313)	299,962,419	299,962
Cost of Sales	0	0	0	0	0	0	0	10,139,951	0		(303,628)	9,836,323	9,836
Energy Taxes	5,767,522	4,898,753	52,708	1,044,623	0	56,584	0	0	0		(1,101,207)	10,718,983	10,719
Total Operating Margins	118,245,049	39,272,886	2,221,335	6,133,131	3,804,288	(350,914)	0	5,232,478	0	0	(9,630,396)	164,927,856	164,928

Other Operating Expenses
Operations and Maintenance	62,715,305	21,074,385	1,364,967	4,852,160	800,671	179,009	0	3,511,752	0		(5,935,802)	88,562,447	88,562
Depreciation	16,822,809	7,020,370	289,764	892,700	422,645	82,415	0	1,861,950	0		(1,404,183)	25,988,471	25,988
Amortization of Acq. Adjustment	0	1,124,531	36,057	107,409	89,495	17,472	0	0	0		(214,376)	1,160,588	1,161
Other General Taxes	3,482,583	2,215,765	269,608	392,178	(64,865)	52,865	0	26,134	0		(380,815)	5,993,453	5,993
Total Other Operating Expenses	83,020,697	31,435,052	1,960,396	6,244,448	1,247,946	331,761	0	5,399,836	0	0	(7,935,176)	121,704,959	121,705

Net Operating Income	35,224,353	7,837,834	260,939	(111,318)	2,556,342	(682,675)	0	(167,358)	0	0	(1,695,220)	43,222,898	43,223

Other Income (Expense)
Equity in earnings (losses) of TIC	0	0	0	0	0	0	0	0	0			0	0
Equity in earnings (losses) of Saltville LLC	0	0	0	0	0	0	0	0	0		0	0	0
Other	(84,683)	0	0	108,542	600	230	0	555	0		(109,372)	(84,128)	(84)
Total Other Income(Expense)	(84,683)	0	0	108,542	600	230	0	555	0	0	(109,372)	(84,128)	(84)

Income Before Interest and Taxes	35,139,670	7,837,834	260,939	(2,776)	2,556,942	(682,445)	0	(166,803)	0	0	(1,804,592)	43,138,770	43,139

Interest Expense
Interest on Long-term Debt	10,406,754	4,425,629	92,966	429,316	194,142	36,986	0	0	0		(660,444)	14,925,349	14,925
Interest on Construction Funds	(62,226)	(118,427)	0	0	0	0	0	0	0		0	(180,652)	(181)
Other Interest	(1,508,536)	892,918	51,372	216,962	10,643	0	0	423,652	0		(232,337)	(145,327)	(145)
Amort. of Debt Expenses and Premiums	327,961	107,116	1,088	1,475	933	265	0	0	0		(2,673)	436,164	436
Allow.for Funds Used During Construction	(172,595)	0	0	0	0	0	0	0	0		0	(172,595)	(173)
Total Interest Expense	8,991,358	5,307,236	145,425	647,753	205,718	37,251	0	423,652	0	0	(895,454)	14,862,939	14,863

Income Before Income Taxes	26,148,312	2,530,599	115,514	(650,529)	2,351,224	(719,696)	0	(590,455)	0	0	(909,138)	28,275,831	28,276

Income Tax Expense	11,050,333	747,173	44,068	(277,670)	941,325	(296,024)	0	(257,216)	0		(338,859)	11,613,129	11,613

Income from Continuing Operations	15,097,979	1,783,426	71,445	(372,859)	1,409,899	(423,672)	0	(333,239)	0	0	(570,279)	16,662,701	16,663

Discontinued Operations
Gain (loss) from discontinued operations											909,138	909,138	909
Income tax expense (benefit)											338,859	338,859	339
Gain (loss) from discontinued operations	0	0	0	0	0	0	0	0	0	0	570,279	570,279	570

Net Income(Loss)	$15,097,979	$1,783,426	$71,445	($372,859)	$1,409,899	($423,672)	$0	($333,239)	$0	$0	$0	$17,232,980	$17,233

NUI CAPITAL CONSOLIDATING
Statements of Income
2002-09-30
Year-to-Date

	Energy Solutions	NUI Energy	NUI Energy Brokers	NUI Ventures	NUI Capital	NUI Telecom	TIC	Elimination	EITF 02-03 Reclasses	Discontinued Ops Reclass	NUI Capital Consolidated	SEC F/S (in 000's)
Operating Margins
Operating Revenues	$289,043	$113,582,778	$333,865,759	$8,667,078	$0	$30,070,281	$17,564,138		($425,831,052)	($8,601,477)	69,606,549	69,607
Purchased Gas and Fuel	1	111,418,209	314,412,842	0	0	0	0		(425,831,052)	0	1	0
Cost of Sales	0	0	0	3,564,904	0	22,116,085	10,291,359			(5,529,501)	30,442,847	30,443
Energy Taxes	0	0	0	0	0	0	0				0	0
Total Operating Margins	289,042	2,164,569	19,452,917	5,102,175	0	7,954,196	7,272,779	0	0	(3,071,976)	39,163,701	39,164

Other Operating Expenses
Operations and Maintenance	247,799	3,679,845	7,148,249	7,592,200	0	10,873,211	17,531,027			(14,696,912)	32,375,419	32,375
Depreciation	115,491	268,739	111,487	852,459	0	203,497	708,260			(708,260)	1,551,673	1,552
Amortization of Acq. Adjustment	0	0	0	0	0	0	41,353			(41,353)	(0)	(0)
Other General Taxes	5,604	140,393	359,817	218,568	0	303,453	784,964			(784,964)	1,027,835	1,028
Total Other Operating Expenses	368,894	4,088,977	7,619,553	8,663,227	0	11,380,161	19,065,604	0	0	(16,231,489)	34,954,928	34,955

Net Operating Income	(79,851)	(1,924,409)	11,833,363	(3,561,053)	0	(3,425,965)	(11,792,825)	0	0	13,159,513	4,208,774	4,209

Other Income (Expense)
Equity in earnings (losses) of TIC	0	0	0	0	0	0	0				0	0
Equity in earnings (losses) of Saltville LLC	0	0	0	0	0	0	0				0	0
Other	0	0	144,489	(0)	(37,857,582)	0	(7,745,894)	38,319,024		7,745,894	605,931	606
Total Other Income(Expense)	0	0	144,489	(0)	(37,857,582)	0	(7,745,894)	38,319,024	0	7,745,894	605,931	606

Income Before Interest and Taxes	(79,851)	(1,924,409)	11,977,852	(3,561,053)	(37,857,582)	(3,425,965)	(19,538,719)	38,319,024	0	20,905,407	4,814,704	4,815

Interest Expense
Interest on Long-term Debt	0	0	0	0	0	0	1,416,432				1,416,432	1,416
Interest on Construction Funds	0	0	0	0	0	0	0				0	0
Other Interest	25,126	675,133	319,234	344,140	461,442	266,040	26,453				2,117,568	2,118
Amort. of Debt Expenses and Premiums	0	0	0	0	0	0	0				0	0
Allow.for Funds Used During Construction	0	0	0	0	0	0	0				0	0
Total Interest Expense	25,126	675,133	319,234	344,140	461,442	266,040	1,442,885	0	0	0	3,534,000	3,534

Income Before Income Taxes	(104,977)	(2,599,541)	11,658,618	(3,905,193)	(38,319,024)	(3,692,005)	(20,981,604)	38,319,024	0	20,905,407	1,280,705	1,281

Income Tax Expense	(42,461)	(1,048,677)	4,794,893	(1,590,667)	0	(1,473,634)	(7,343,260)			7,315,924	612,118	612

Income from Continuing Operations	(62,517)	(1,550,864)	6,863,725	(2,314,526)	(38,319,024)	(2,218,370)	(13,638,345)	38,319,024	0	13,589,483	668,587	669

Discontinued Operations
Gain (loss) from discontinued operations				(2,159,631)						(20,905,407)	(23,065,038)	(23,065)
Income tax expense (benefit)				(884,881)						(7,315,924)	(8,200,805)	(8,201)
Gain (loss) from discontinued operations	0	0	0	(1,274,750)	0	0	0	0	0	(13,589,483)	(14,864,233)	(14,864)

Income Before Effect of Change in Accounting	(62,517)	(1,550,864)	6,863,725	(3,589,276)	(38,319,024)	(2,218,370)	(13,638,345)	38,319,024	0	0	(14,195,646)	(14,196)

Effect of Change in Accounting	0	0	0	0	0	0	(17,642,470)				(17,642,470)	(17,642)

Net Income(Loss)	($62,517)	($1,550,864)	$6,863,725	($3,589,276)	($38,319,024)	($2,218,370)	($31,280,815)	$38,319,024	$0	$0	($31,838,116)	($31,838)

NUI VENTURES CONSOLIDATING
Statements of Income
2002-09-30
Year-to-Date

	NUI Environmental	NUI Ventures	UBS	Elimination	Discontinued Ops Reclass	NUI Ventures Consolidated	SEC F/S (in 000's)
Operating Margins
Operating Revenues	$0	$0	$8,667,078			8,667,078	8,667
Purchased Gas and Fuel	-	-	-			0	0
Cost of Sales	-	-	3,564,904			3,564,904	3,565
Energy Taxes	-	-	-			0	0
Total Operating Margins	0	0	5,102,175	0	0	5,102,175	5,102

Other Operating Expenses
Operations and Maintenance	2,013,090	4,022,907	3,569,293		(2,013,090)	7,592,199	7,592
Depreciation	6,422	6,422	846,037		(6,422)	852,459	852
Amortization of Acq. Adjustment	-	-	-		0	0	0
Other General Taxes	340	32,469	186,099		(340)	218,568	219
Total Other Operating Expenses	2,019,853	4,061,798	4,601,429	0	(2,019,853)	8,663,227	8,663

Net Operating Income	(2,019,853)	(4,061,798)	500,746	0	2,019,853	(3,561,052)	(3,561)

Other Income (Expense)
Equity in earnings (losses) of TIC	-	-	-			0	0
Equity in earnings (losses) of Saltville LLC	0	0	0		0	0	0
Other	2,569	-	-		(2,569)	0	0
Total Other Income(Expense)	2,569	0	0	0	(2,569)	0	0

Income Before Interest and Taxes	(2,017,284)	(4,061,798)	500,746	0	2,017,284	(3,561,052)	(3,561)

Interest Expense
Interest on Long-term Debt	-	-	-		0	0	0
Interest on Construction Funds	-	-	-		0	0	0
Other Interest		142,347	167,631	176,508	0	(142,347)	344,140	344
Amort. of Debt Expenses and Premiums	-	-	-		0	0	0
Allow.for Funds Used During Construction	-	-	-		0	0	0
Total Interest Expense	142,347	167,631	176,508	0	(142,347)	344,140	344

Income Before Income Taxes	(2,159,631)	(4,229,429)	324,237	0	2,159,631	(3,905,192)	(3,905)

Income Tax Expense	(884,881)	(1,723,595)	132,928		884,881	(1,590,667)	(1,591)

Income from Continuing Operations	(1,274,750)	(2,505,834)	191,309	0	1,274,750	(2,314,525)	(2,315)

Discontinued Operations
Gain (loss) from discontinued operations					(2,159,631)	(2,159,631)	(2,160)
Income tax expense (benefit)					(884,881)	(884,881)	(885)
Gain (loss) from discontinued operations	0	0	0	0	(1,274,750)	(1,274,750)	(1,275)

Net Income(Loss)	($1,274,750)	($2,505,834)	$191,309	$0	$0	($3,589,275)	($3,589)

NUI VIRGINIA GAS CONSOLIDATING
Statements of Income
2002-09-30
Year-to-Date

	VG Distribution	Exploration	VG Storage	VG Pipeline	NUI Virginia Gas	Elimination	NUI Virginia Gas Consolidated	SEC F/S (in 000's)
Operating Margins
Operating Revenues	$1,556,106	$0	$2,610,245	$5,424,919	$330,882		9,922,152	9,922
Purchased Gas and Fuel	9 00,945	-	33,698	-	-		934,643	935
Cost of Sales	-	-	-	-	-		0	0
Energy Taxes	-	-	-	-	-		0	0
Total Operating Margins	655,161	0	2,576,547	5,424,919	330,882	0	8,987,509	8,988

Other Operating Expenses
Operations and Maintenance	285,233	-	704,090	774,245	2,070,949		3,834,517	3,835
Depreciation	170,730	-	396,209	1,353,804	301,257		2,222,000	2,222
Amortization of Acq. Adjustment	-	-	-	72,055	84,598		156,654	157
Other General Taxes	54,178	-	77,951	203,818	64,228		400,176	400
Total Other Operating Expenses	510,141	0	1,178,251	2,403,923	2,521,032	0	6,613,347	6,613

Net Operating Income	145,020	0	1,398,296	3,020,997	(2,190,150)	0	2,374,163	2,374

Other Income (Expense)
Other	(665,756)	-	(243,545)	(108,489)	1,159,723		141,934	142
Total Other Income(Expense)	(665,756)	0	(243,545)	(108,489)	1,159,723	0	141,934	142

Income Before Interest and Taxes	(520,737)	0	1,154,751	2,912,508	(1,030,426)	0	2,516,096	2,516

Interest Expense
Interest on Long-term Debt	-	-	-	-	2,832,868		2,832,868	2,833
Interest on Construction Funds	-	-	-	-	-		0	0
Other Interest	-	-	1,435	(145,999)	488,877		344,313	344
Amort. of Debt Expenses and Premiums	-	-	-	-	-		0	0
Allow.for Funds Used During Construction	-	-	-	-	-		0	0
Total Interest Expense	0	0	1,435	(145,999)	3,321,745	0	3,177,181	3,177

Income Before Income Taxes	(520,737)	0	1,153,316	3,058,507	(4,352,171)	0	(661,084)	(661)

Income Tax Expense	(204,907)	-	456,745	1,210,324	(1,722,637)		(260,475)	(260)

Net Income(Loss)	($315,830)	$0	$696,571	$1,848,183	($2,629,534)	$0	($400,609)	($401)

NUI Corporation
Consolidating Balance Sheet
2002-09-30

	NUI Utilities	NUI Capital	NUI Virgina Gas	NUI Saltville Storage	NUI Holding Co.	Reclasses / Eliminations	NUI Consolidated	SEC Combinations	SEC F/S	000's
Assets
Current Assets
Cash	$ 1,515,008	$ 1,074,411	$ 1,657,103	$ -	$ (3,709,509)	3,709,509	$ 4,246,522		$ 4,246,522	$ 4,247
Accounts Receivable	38,985,871	55,996,320	1,477,228	0	143,845	(7,800,255)	88,803,008	(5,192,263)	83,610,745	83,611
Allowance for Uncollectible Accounts	(1,543,175)	(3,649,063)	(25)	0	0		(5,192,263)	5,192,263	0	0
Notes Receivable-Associated Companies	0	(0)	0	0	0		0		0	0
Fuel Inventory	22,523,512	14,758,973	107,454	0	0		37,389,939		37,389,939	37,390
Plant Materials & Supplies	2,077,889	82,921	5,222	0	0		2,166,032	(2,166,032)	0	0
Merchandise Inventory	391,875	268,461	0	0	0		660,336	(660,336)	0	0
Prepaid Energy Taxes	14,138,583	0	0	0	0		14,138,583	(14,138,583)	0	0
Unrecovered Purchased Gas Costs	5,558,208	0	0	0	0	21,198,000	26,756,208		26,756,208	26,756
Federal income tax receivable						7,819,188	7,819,188		7,819,188	7,819
Derivative assets	0	0	0	0	0	22,539,587	22,539,587		22,539,587	22,540
Prepayments & Other	28,803,325	36,666,576	147,326	0	9,276,530	(58,119,965)	16,773,792	16,964,951	33,738,742	33,739
Total Current Assets	112,451,096	105,198,600	3,394,307	0	5,710,865	(10,653,936)	216,100,932	0	216,100,932	216,101

Utility Plant, property and equipment
Utility Plant in Service	768,147,121	-	66,950,658	-	-		835,097,779	110,803,205	945,900,984	945,901
Gas Plant Purchased or Sold	-	-	-	-	-		0		0	0
Construction Work-in-Progress	13,307,844	2,436,721	15,268,476	0	7,403,163	1,058,213	39,474,417	(39,474,417)	0	0
Non-Utility Property	26,550,069	12,045,887	3,857,598	0	28,875,235		71,328,789	(71,328,789)	0	0
Utility Plant Acq. Adj.	32,264,600	0	(3,302,615)	0	0		28,961,985	(14,477,893)	14,484,092	14,484
Accumulated Amortization - PAA	(14,477,893)	0	0	0	0		(14,477,893)	14,477,893	0	0
Accumulated Depreciation - Utility	(264,633,706)	0	(8,745,173)	0	0		(273,378,878)	(30,676,398)	(304,055,276)	(304,055)
Accumulated Depreciation - Non-Utility	(14,882,379)	(3,427,337)	(429,988)	0	(11,936,694)		(30,676,398)	30,676,398	0	0
Net Utility Plant	546,275,657	11,055,271	73,598,957	0	24,341,704	1,058,213	656,329,801	0	656,329,801	656,330

Funds For Construction Held by Trustee	3,884,227	0	0	0	0		3,884,227		3,884,227	3,884

Investment in TIC Enterprises, LLC, net	0	0	0	0	0		0		0	0

Investment in Saltville Storage, LLC, net	0	0	0	586,724	0	(586,724)	0		0	0

Other Investments	0	116,864	0	0	311,046,930	(311,046,930)	116,864		116,864	117

Assets Held for Sale	15,878,560	0	0	0	0		15,878,560		15,878,560	15,879

Other Assets
Unamortized Debt Expense	5,947,191	0	30,050	0	313,076		6,290,317	(6,290,317)	0	0
Environmental Clean-up Costs	36,424,056	0	0	0	739		36,424,795	(36,424,795)	0	0
Deferred Piping Allowances	711,521	0	0	0	0		711,521	(711,521)	0	0
Other Regulatory Assets	59,907,212	0	0	0	0	(21,198,000)	38,709,212	37,136,317	75,845,529	75,846
Restricted Cash	(0)	0	0	0	0		(0)	0	0	0
Long-term derivative assets						7,901,291	7,901,291		7,901,291	7,901
Goodwill, net	0	11,070,302	8,055,986	0	0		19,126,288		19,126,288	19,126
Deferred Charges and Other	1,220,006	6,750,806	2,055,781	209,995	1,124,936	28,456,861	39,818,385	6,290,316	46,108,701	46,109
Total Other Assets	104,209,986	17,821,108	10,141,817	209,995	1,438,751	15,160,152	148,981,809	0	148,981,809	148,982
	$782,699,525	$ 134,191,843	$ 87,135,081	$ 796,719	$ 342,538,250	$ (306,069,225)	$ 1,041,292,193	$ -	$1,041,292,193	$ 1,041,292

Liabilities & Divisional Equity
Current Liabilities
Current Portion of Long-Term Debt and
Capital Leases Obligations	$ 2,249,350	$ 24,603	$ 10,978	$ -	$ 65,642		$ 2,350,574		$ 2,350,574	$ 2,351
Notes Payable to Banks	(7,906,131)	87,810,937	59,024,077	796,719	(16,467,044)	5,431,441	128,690,000		128,690,000	128,690
Notes Payable-Associated Companies	0	3,000,000	0	0	0		3,000,000		3,000,000	3,000
Accounts Payable	39,008,300	38,210,429	1,534,470	0	5,827,373	(10,410,795)	74,169,777	51,315,084	125,484,860	125,485
Customer Deposits	11,615,577	0	6,569	0	0		11,622,147	(11,622,147)	0	0
General Taxes	12,058,842	(286,804)	(888,674)	0	(1,478,922)	(1,491,820)	7,912,621		7,912,621	7,913
Accrued Interest Payable	5,335,530	132,329	0	0	585,797		6,053,656	(6,053,656)	0	0
Federal Income Taxes	11,966,722	(17,563,667)	(4,632,256)	0	(6,247,190)	16,476,391	(0)		(0)	(0)
Current portion of deferred taxes						18,738,000	18,738,000		18,738,000	18,738
Derivative liabilities	0	0		0	0	851,700	851,700		851,700	852
Miscellaneous Current & Accrued Liabilities	20,999,673	7,466,035	3,037,796	0	2,329,606	(193,829)	33,639,281	(33,639,281)	0	0
Total Current Liabilities	95,327,863	118,793,863	58,092,959	796,719	(15,384,737)	29,401,088	287,027,755	0	287,027,755	287,028

Liabilities Held for Sale	951,127	0	0	0	0		951,127		951,127	951

Deferred Credits and Other Liabilities
Capital Lease Obligations	10,536,126	66,033	26,497	0	114,700		10,743,356		10,743,356	10,743
Deferred Federal Income Tax	86,215,708	5,417,571	545,228	0	(2,345,520)	(26,683,558)	63,149,430		63,149,430	63,149
Unamortized Investment Tax Credits	3,947,683	0	0	0	0		3,947,683		3,947,683	3,948
Environmental Remediation Reserve	33,851,958	0	0	0	0		33,851,958		33,851,958	33,852
Pensions and Insurance Reserves	13,965,460	551,000	0	0	1,806,421	1,902,866	18,225,747	(18,225,747)	0	0
Order 636 Liability	0	0	0	0	0		0	0	0	0
Customer Advances for Construction	1,835,822	0	0	0	0		1,835,822	(1,835,822)	0	0
Other Deferred Credits	3,745,549	3,055,292	160,061	0	3,387,059	765,000	11,112,962	33,238,234	44,351,196	44,351
Regulatory Liabilities	13,176,665	0	0	0	0		13,176,665	(13,176,665)	0	0
Total Deferred Credits & Other Liabilities	167,274,971	9,089,896	731,787	0	2,962,660	(24,015,692)	156,043,622	0	156,043,622	156,044

Capitalization
Common Stock	0	351,000	0	0	289,221,506	364,000	289,936,506	(1,684,079)	288,252,426	288,252
Shares Held in Treasury	0	0	0	0	(7,536,978)		(7,536,978)	7,536,978	0	0
Paid-In Capital	118,713,904	26,124,662	29,290,994	0	0	(174,129,560)	(1)		(1)	(0)
Unappropriated Retained Earnings	151,414,396	(20,167,577)	(980,659)	0	18,224,811	(136,566,370)	11,924,600	(11,924,600)	0	0
Unearned Employee Compensation	0	0	0	0	(4,949,011)		(4,949,011)	4,949,011	0	0
Other comprehensive income	0	0	0	0	0	(1,122,691)	(1,122,691)	1,122,691	0	0
Total Capitalization	270,128,299	6,308,084	28,310,335	0	294,960,328	(311,454,621)	288,252,425	0	288,252,425	288,252

Long-Term Debt
Gas Facilities Revenue Bonds	199,017,266	0	0	0	0		199,017,266	110,000,000	309,017,266	309,017
Medium-Term Notes		50,000,000	0	0	0	60,000,000		110,000,000	(110,000,000)	0	0
Other Long-Term Debt	0	0	0	0	0		0		0	0
Less-Current Portion							0		0	0
Total Long-Term Debt	249,017,266	0	0	0	60,000,000	-	309,017,266	0	309,017,266	309,017
	$782,699,526	$ 134,191,843	$ 87,135,081	$ 796,719	$ 342,538,250	$ (306,069,225)	$ 1,041,292,195	$ -	$1,041,292,195	$ 1,041,292

NUI UTILITIES
Consolidating Balance Sheet
2002-09-30

	Elizabethtown	City Gas	Sayre	Elkton	North Carolina	Valley Cities	Waverly	NUI South	Appliance Business	NUI Utilities	Elimination	Held for Sale Reclasses	NUI Utilities Consolidated	SEC Combinations	SEC F/S	000's
Assets
Current Assets
Cash	$ 1,365,103	$ (2,715)	$ -	$ 27,146	$ 76,548	$ 64,729	$ -	$ -	$ -	$ (15,804)			$ 1,515,008		$ 1,515,008	$ 1,515
Accounts Receivable	28,339,094	9,440,355	0	243,202	0	157,861	61,934	0	963,220	0		(219,796)	38,985,871		38,985,871	38,986
Allowance for Uncollectible Accounts	(1,502,930)	(467,511)	0	(72,117)	0	38,439	30,965	0	499,383	0		(69,403)	(1,543,175)		(1,543,175)	(1,543)
Notes Receivable-Associated Companies	0	0	0	0	0	0	0	0	0	0		0	0		0	0
Fuel Inventory	22,288,372	0	0	235,140	0	1,221,702	0	0	0	0		(1,221,702)	22,523,512		22,523,512	22,524
Plant Materials & Supplies	1,533,313	401,739	0	135,589	0	117,414	0	0	7,248	0		(117,414)	2,077,888		2,077,888	2,078
Merchandise Inventory	29,013	1,606	0	9,296	0	46,909	0	0	351,960	0		(46,909)	391,875		391,875	392
Prepaid Energy Taxes	14,138,583	0	0	0	0	0	0	0	0	0		0	14,138,583		14,138,583	14,139
Unrecovered Purchased Gas Costs	7,027,539	(1,531,604)	0	62,273	0	(181,671)	50,221	0	0	0		131,450	5,558,208		5,558,208	5,558
Investment in Marketable Securities	0	0	0	0	0	0	0	0	0	0		0	0		0	0
Prepayments & Other	25,905,433	436,276	0	800,746	1,563,870	764,691	206,656	0	0	97,000		(971,347)	28,803,325		28,803,325	28,803
Total Current Assets	99,123,519	8,278,147	0	1,441,274	1,640,418	2,230,075	349,776	0	1,821,810	81,196	0	(2,515,122)	112,451,094	0	112,451,094	112,451

Utility Plant, property and equipment
Utility Plant in Service	575,308,982	185,213,092	0	7,625,048	0	15,157,496	2,525,686	0	0	0		(17,683,182)	768,147,121		768,147,121	768,147
Gas Plant Purchased or Sold	0	0	0	0	0	0	0	0	0	0		0	0		0	0
Construction Work-in-Progress	7,266,024	5,582,476	0	415,160	0	9,126	(287)	0	44,185	0		(8,839)	13,307,844		13,307,844	13,308
Non-Utility Property	31,192	186,554	0	0	0	0	0	0	26,332,324	0		0	26,550,069		26,550,069	26,550
Utility Plant Acq. Adj.	0	31,184,548	0	1,080,052	0	2,695,666	523,347	0	0	0		(3,219,013)	32,264,600		32,264,600	32,265
Accumulated Amortization - PAA	0	(14,176,068)	0	(301,824)	0	(764,060)	(146,251)	0	0	0		910,310	(14,477,892)		(14,477,892)	(14,478)
Accumulated Depreciation - Utility	(185,643,822)	(75,779,410)	0	(3,210,475)	0	(5,694,167)	(1,117,322)	0	0	0		6,811,489	(264,633,706)		(264,633,706)	(264,634)
Accumulated Depreciation - Non-Utility	(4,779)	(30,217)	0	0	0	0	0	0	(14,847,383)	0		0	(14,882,379)		(14,882,379)	(14,882)
Net Utility Plant	396,957,597	132,180,975	0	5,607,960	0	11,404,061	1,785,174	0	11,529,125	0	0	(13,189,234)	546,275,657	0	546,275,657	546,276

Funds For Construction Held by Trustee	0	3,884,227	0	0	0	0	0	0	0	0			3,884,227		3,884,227	3,884

Investment in TIC Enterprises, LLC, net	0	0	0	0	0	0	0	0	0	0			0		0	0

Other Investments	0	0	0	0	0	0	0	0	0	0			0		0	0

Assets Held for Sale	0	0	0	0	0	0	0	0	0	0		15,878,560	15,878,560		15,878,560	15,879

Other Assets
Unamortized Debt Expense	5,057,912	889,279	0	0	0	5,389	417	0	0	0		(5,806)	5,947,191		5,947,191	5,947
Environmental Clean-up Costs	36,414,980	0	0	9,077	(0)	25,610	2,967	0	0	0		(28,576)	36,424,056		36,424,056	36,424
Deferred Piping Allowances	0	711,521	0	0	0	0	0	0	0	0		0	711,521		711,521	712
Other Regulatory Assets	59,556,657	350,555	0	0	0	92,072	4,488	0	0	0		(96,560)	59,907,212		59,907,212	59,907
Restricted Cash	0	0	0	0	0	47,822	0	0	0	0		(47,822)	0		0	0
Goodwill, net	0	0	0	0	0	0	0	0	0	0		0	0		0	0
Deferred Charges and Other	1,219,906	182	0	(82)	0	(4,559)	0	0	0	0		4,559	1,220,006		1,220,006	1,220
Total Other Assets	102,249,455	1,951,537	0	8,995	(0)	166,332	7,872	0	0	0	0	(174,204)	104,209,987	0	104,209,987	104,210
	$ 598,330,571	$ 146,294,887	$ -	$ 7,058,230	$ 1,640,418	$13,800,468	$ 2,142,822	$ -	$ 13,350,936	$ 81,196	$ -	$ (0)	$ 782,699,526	$ -	$ 782,699,526	$ 782,700

Liabilities & Divisional Equity
Current Liabilities
Current Portion of Long-Term Debt and
Capital Leases Obligations	$ 824,155	$ 903,960	$ -	$ 65,721	$ -	$ 38,979	$ -	$ -	$ 455,514	$ -		(38,979)	$ 2,249,349		$ 2,249,349	$ 2,249
Notes Payable to Banks	(34,048,219)	24,323,734	768,785	2,020,744	(14,566,981)	4,687,257	1,891,043	(844,692)	7,781,001	81,196			(7,906,131)		(7,906,131)	(7,906)
Notes Payable-Associated Companies	0	0	0	0	0	0	0	0	0	0			0		0	0
Accounts Payable	34,584,997	4,136,359	0	287,021	0	439,473	0	0	(78)	0		(439,473)	39,008,300		39,008,300	39,008
Customer Deposits	5,728,671	5,758,550	0	128,356	0	7,258	0	0	0	0		(7,258)	11,615,577		11,615,577	11,616
General Taxes	11,616,797	152,565	0	132,452	198,714	6,204	(55,320)	0	7,430	0			12,058,842		12,058,842	12,059
Accrued Interest Payable	3,923,386	1,401,879	0	10,167	0	109	(10)	0	0	0			5,335,530		5,335,530	5,336
Federal Income Taxes	11,398,945	610,156	0	(10,802)	(389,321)	525,203	(229,223)	0	61,764	0			11,966,722		11,966,722	11,967
Overrecovered Purchased Gas Costs	0	0	0	0	0	0	0	0	0				0		0	0
Miscellaneous Current & Accrued Liabilities	17,123,805	(470,225)	0	6,690	1,901,178	35,142	35,437	0	2,438,226	0		(70,579)	20,999,673		20,999,673	21,000
Total Current Liabilities	51,152,536	36,816,979	768,785	2,640,348	(12,856,409)	5,739,625	1,641,927	(844,692)	10,743,857	81,196	0	(556,290)	95,327,862	0	95,327,862	95,328

Liabilities Held for Sale	0	0	0	0	0	0	0	0	0	0		951,127	951,127		951,127	951

Deferred Credits and Other Liabilities
Capital Lease Obligations	1,378,878	8,262,775	0	153,646	0	67,953	0	0	740,827	0	0	(67,953)	10,536,126		10,536,126	10,536
Deferred Federal Income Tax	66,011,865	12,558,284	0	851,804	2,680,135	1,133,991	618,531	0	2,361,098	0			86,215,708		86,215,708	86,216
Unamortized Investment Tax Credits	3,059,327	710,007	0	27,716	67,928	61,162	21,543	0	0	0			3,947,683		3,947,683	3,948
Environmental Remediation Reserve	30,231,000	0	0	0	3,620,958	0	0	0	0	0			33,851,958		33,851,958	33,852
Pensions and Insurance Reserves	12,593,498	61,500	0	0	200,000	0	0	1,100,813	9,650	0			13,965,460		13,965,460	13,965
Order 636 Liability	0	0	0	0	0	0	0	0	0	0			0		0	0
Customer Advances for Construction	1,835,822	0	0	0	0	65,258	0	0	0	0		(65,258)	1,835,822		1,835,822	1,836
Other Deferred Credits	1,226,299	1,992,394	0	(1,427)	11,561	12,829	182	0	503,710	0			3,745,549		3,745,549	3,746
Regulatory Liabilities	12,385,798	628,297	0	43,460	119,111	171,742	89,885	0	0	0		(261,627)	13,176,666		13,176,666	13,177
Total Deferred Credits & Other Liabilities	128,722,486	24,213,257	0	1,075,199	6,699,693	1,512,936	730,141	1,100,813	3,615,285	0	0	(394,838)	167,274,972	0	167,274,972	167,275

Capitalization
Common Stock	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0
Shares Held in Treasury	0	0	0	0	0	0	0	0	0	0			0		0	0
Paid-In Capital	79,738,097	30,429,678	(6,873,903)	1,963,560	7,265,793	5,510,204	680,473	0	0	0			118,713,904		118,713,904	118,714
Unappropriated Retained Earnings	139,700,186	4,834,972	6,105,118	1,379,122	531,341	1,037,703	(909,719)	(256,121)	(1,008,207)	0			151,414,396		151,414,396	151,414
Unearned Employee Compensation	0	0	0	0	0	0	0	0	0	0			0		0	0
Unrealized Gain on Marketable Securities,Net	0	0	0	0	0	0	0	0	0	0			0		0	0
Total Capitalization	219,438,284	35,264,651	(768,785)	3,342,682	7,797,135	6,547,908	(229,246)	(256,121)	(1,008,207)	0	0	0	270,128,299	0	270,128,299	270,128

Long-Term Debt
Gas Facilities Revenue Bonds	179,017,266	20,000,000	0	0	0	0	0	0	0	0			199,017,266		199,017,266	199,017
Medium-Term Notes		20,000,000	30,000,000	0	0	0	0	0	0	0	0			50,000,000		50,000,000	50,000
Other Long-Term Debt	0	0	0	0	0	0	0	0	0	0			0		0	0
Less-Current Portion													0		0	0
Total Long-Term Debt	199,017,266	50,000,000	0	0	0	0	0	0	0	0	0	0	249,017,266	0	249,017,266	249,017
	$ 598,330,571	$146,294,887	$ 0	$ 7,058,230	$ 1,640,418	$13,800,468	$ 2,142,822	$ (0)	$ 13,350,936	$ 81,196	$ -	$ -	$ 782,699,526	$ -	$ 782,699,526	$ 782,700

NUI CAPITAL
Consolidating Balance Sheet
2002-09-30

	Energy Solutions	NUI Energy	NUI Energy Brokers	NUI Ventures	NUI Capital	NUI Telecom	TIC	Elimination	NUI Capital Consolidated	SEC Combinations	SEC F/S	000's
Assets
Current Assets
Cash	$ -	$ -	$ 3,567	$ -	$ -	$ 1,279,919	$ (209,075)		$ 1,074,411		$ 1,074,411	$ 1,074
Accounts Receivable	96,674	15,266,249	25,817,025	2,907,618	0	9,702,009	2,206,746		55,996,320		55,996,320	55,996
Allowance for Uncollectible Accounts	0	(610,768)	(591,540)	(30,000)	0	(924,923)	(1,491,832)		(3,649,063)		(3,649,063)	(3,649)
Notes Receivable-Associated Companies	0	0	0	0	0	(0)	0		(0)		(0)	(0)
Fuel Inventory	0	8,219,121	6,539,852	0	0	0	0		14,758,973		14,758,973	14,759
Plant Materials & Supplies	0	0	0	82,921	0	0	0		82,921		82,921	83
Merchandise Inventory	0	0	0	0	0	0	268,461		268,461		268,461	268
Prepaid Energy Taxes	0	0	0	0	0	0	0		0		0	0
Unrecovered Purchased Gas Costs	0	0	0	0	0	0	0		0		0	0
Investment in Marketable Securities	0	0	0	0	0	0	0		0		0	0
Prepayments & Other	0	7,082,531	27,904,621	688,352	0	918,111	72,961		36,666,576		36,666,576	36,667
Total Current Assets	96,674	29,957,133	59,673,525	3,648,891	0	10,975,116	847,261	0	105,198,600	0	105,198,600	105,199

Utility Plant, property and equipment
Utility Plant in Service	0	0	0	0	0	0	0		0		0	0
Gas Plant Purchased or Sold	0	0	0	0	0	0	0		0		0	0
Construction Work-in-Progress	0	452,982	1,172,265	(28)	0	811,502	0		2,436,721		2,436,721	2,437
Non-Utility Property	379,258	871,479	377,163	9,090,825	0	1,276,662	50,500		12,045,887		12,045,887	12,046
Utility Plant Acq. Adj.	0	0	0	0	0	0	0		0		0	0
Accumulated Amortization - PAA	0	0	0	0	0	0	0		0		0	0
Accumulated Depreciation - Utility	0	0	0	0	0	0	0		0		0	0
Accumulated Depreciation - Non-Utility	(122,009)	(830,577)	(252,361)	(1,877,211)	0	(345,179)	0		(3,427,337)		(3,427,337)	(3,427)
Net Utility Plant	257,249	493,884	1,297,067	7,213,586	0	1,742,985	50,500	0	11,055,271	0	11,055,271	11,055

Funds For Construction Held by Trustee	0	0	0	0	0	0	0		0		0	0

Investment in TIC Enterprises, LLC, net	0	0	0	0	(1,730,000)	0	0	1,730,000	0		0	0

Other Investments	0	0	116,865	0	329,376	0	0	(329,377)	116,864		116,864	117

Assets Held for Sale	0	0	0	0	0	0	0		0		0	0

Other Assets
Unamortized Debt Expense	0	0	0	0	0	0	0		0		0	0
Environmental Clean-up Costs	0	0	0	0	0	0	0		0		0	0
Deferred Piping Allowances	0	0	0	0	0	0	0		0		0	0
Other Regulatory Assets	0	0	0	0	0	0	0		0		0	0
Restricted Cash	0	0	0	0	0	0	0		0		0	0
Goodwill, net	0	0	0	0	0	7,585,195	3,485,107		11,070,302		11,070,302	11,070
Deferred Charges and Other	0	0	11,425	632,036	82,830	6,024,514	0		6,750,806		6,750,806	6,751
Total Other Assets	0	0	11,425	632,036	82,830	13,609,709	3,485,107	0	17,821,108	0	17,821,108	17,821
	$ 353,922	$ 30,451,017	$ 61,098,882	$ 11,494,513	$ (1,317,793)	$26,327,810	$ 4,382,869	$ 1,400,623	$ 134,191,843	$ -	$ 134,191,843	$ 134,192

Liabilities & Divisional Equity
Current Liabilities
Current Portion of Long-Term Debt and
Capital Leases Obligations	$ -	$ -	$ 10,046	$ 14,557	$ -	$ -	$ -		$ 24,603		$ 24,603	$ 25
Notes Payable to Banks	896,634	24,287,137	(1,945,311)	19,711,845	1,713,748	16,110,565	27,036,320		87,810,937		87,810,937	87,811
Notes Payable-Associated Companies	0	0	0	0	3,000,000	0	0		3,000,000		3,000,000	3,000
Accounts Payable	0	7,701,878	26,146,039	473,448	0	2,780,145	1,108,920		38,210,429		38,210,429	38,210
Customer Deposits	0	0	0	0	0	0	0		0		0	0
General Taxes	(95,768)	(355,496)	1,737,370	(1,256,015)	207,336	(426,027)	(98,204)		(286,804)		(286,804)	(287)
Accrued Interest Payable	0	0	0	0	0	0	132,329		132,329		132,329	132
Federal Income Taxes	(172,213)	(2,795,808)	1,322,927	(3,880,515)	(605,523)	(1,898,700)	(9,533,835)		(17,563,667)		(17,563,667)	(17,564)
Overrecovered Purchased Gas Costs									0		0	0
Miscellaneous Current & Accrued Liabilities	(7)	224,776	1,952,748	941,166	0	1,268,611	3,078,742		7,466,035		7,466,035	7,466
Total Current Liabilities	628,647	29,062,487	29,223,819	16,004,485	4,315,560	17,834,593	21,724,273	0	118,793,863	0	118,793,863	118,794

Deferred Credits and Other Liabilities
Capital Lease Obligations	0	0	36,000	30,033	0	0	0		66,033		66,033	66
Deferred Federal Income Tax	158,615	3,796,386	8,199,208	460,379	1,007,631	(61,171)	(8,143,477)		5,417,571		5,417,571	5,418
Unamortized Investment Tax Credits	0	0	0	0	0	0	0		0		0	0
Environmental Remediation Reserve	0	0	0	0	0	0	0		0		0	0
Pensions and Insurance Reserves	0	22,771	32,862	495,367	0	0	0		551,000		551,000	551
Order 636 Liability	0	0	0	0	0	0	0		0		0	0
Customer Advances for Construction	0	0	0	0	0	0	0		0		0	0
Other Deferred Credits	0	0	695,020	2,319,409	0	40,863	0		3,055,292		3,055,292	3,055
Regulatory Liabilities	0	0	0	0	0	0	0		0		0	0
Total Deferred Credits & Other Liabilities	158,615	3,819,157	8,963,090	3,305,188	1,007,631	(20,308)	(8,143,477)	0	9,089,896	0	9,089,896	9,090

Capitalization
Common Stock	0	1,000	0	300,000	50,000	0	0	0	351,000		351,000	351
Shares Held in Treasury	0	0	0	0	0	0	0		0		0	0
Paid-In Capital	0	0	2,415,021	0	23,709,640	12,241,537	27,508,284	(39,749,820)	26,124,662		26,124,662	26,125
Unappropriated Retained Earnings	(433,339)	(2,431,627)	20,496,952	(8,115,159)	(30,400,625)	(3,728,012)	(36,706,211)	41,150,443	(20,167,577)		(20,167,577)	(20,168)
Unearned Employee Compensation	0	0	0	0	0	0	0		0		0	0
Unrealized Gain on Marketable Securities,Net	0	0	0	0	0	0	0		0		0	0
Total Capitalization	(433,339)	(2,430,627)	22,911,973	(7,815,159)	(6,640,985)	8,513,525	(9,197,927)	1,400,623	6,308,084	0	6,308,084	6,308

Long-Term Debt
Gas Facilities Revenue Bonds	0	0	0	0	0	0	0		0		0	0
Medium-Term Notes		0	0	0	0	0	0	0		0		0	0
Other Long-Term Debt	0	0	0	0	0	0	0		0		0	0
Less-Current Portion									0		0	0
Total Long-Term Debt	0	0	0	0	0	0	0	0	0	0	0	0
	$ 353,922	$30,451,017	$61,098,882	$ 11,494,513	$ (1,317,793)	$26,327,810	$ 4,382,869	$ 1,400,623	$ 134,191,843	$ -	$ 134,191,843	$ 134,192

			NUI Ventures
			Consolidating Balance Sheet
			2002-09-30

	NUI Environmental	NUI Ventures	UBS	Elimination	NUI Ventures Consolidated	SEC Combinations	SEC F/S	000's
Assets

Current Assets

Cash	$ -	$ -	$ -		$ -		$ -	$ -
Accounts Receivable	(103)	0	2,907,721		2,907,618		2,907,618	2,908
Allowance for Uncollectible Accounts	0	0	(30,000)		(30,000)		(30,000)	(30)
Notes Receivable-Associated Companies	0	0	0		0		0	0
Fuel Inventory	0	0	0		0		0	0
Plant Materials & Supplies	0	0	82,921		82,921		82,921	83
Merchandise Inventory	0	0	0		0		0	0
Prepaid Gross Receipts and Franchise Taxes	0	0	0		0		0	0
Unrecovered Purchased Gas Costs	0	0	0		0		0	0
Investment in Marketable Securities	0	0	0		0		0	0
Prepayments & Other	0	70,000	618,352		688,352		688,352	688
Total Current Assets	(103)	70,000	3,578,994	0	3,648,891	0	3,648,891	3,649

Utility Plant, property and equipment
Utility Plant in Service	0	0	0		0		0	0
Gas Plant Purchased or Sold	0	0	0		0		0	0
Construction Work-in-Progress	(28)	0	0		(28)		(28)	(0)
Non-Utility Property	32,649	40,137	9,018,039		9,090,825		9,090,825	9,091
Utility Plant Acq. Adj.	0	0	0		0		0	0
Accumulated Amortization - PAA	0	0	0		0		0	0
Accumulated Depreciation - Utility	0	0	0		0		0	0
Accumulated Depreciation - Non-Utility	(14,148)	(14,048)	(1,849,015)		(1,877,211)		(1,877,211)	(1,877)
Net Utility Plant	18,473	26,089	7,169,024	0	7,213,586	0	7,213,586	7,214

Funds for Construction Held By Trustee	0	0	0		0		0	0

Other Investments	0	0	0		0		0	0

Assets Held For Sale	0	0	0		0		0	0

Other Assets
Unamortized Debt Expense	0	0	0		0		0	0
Environmental Clean-up Costs	0	0	0		0		0	0
Deferred Piping Allowances	0	0	0		0		0	0
Other Regulatory Assets	0	0	0		0		0	0
Restricted Cash	0	0	0		0		0	0
Goodwill, net	0	0	0		0		0	0
Deferred Charges and Other	0	0	632,036		632,036		632,036	632
Total Other Assets	0	0	632,036	0	632,036	0	632,036	632
	$ 18,370	$ 96,089	$11,380,054	$ -	$ 11,494,513	$ -	$ 11,494,513	$ 11,495

Liabilities & Divisional Equity
Current Liabilities
Current Portion of Long-Term Debt and
Capital Leases Obligations	$ 6,530	$ 8,027	$ -		$ 14,557		$ 14,557	$ 15
Notes Payable to Banks	6,255,401	7,872,834	5,583,609		19,711,845		19,711,845	19,712
Notes Payable-Associated Companies	0	0	0		0		0	0
Accounts Payable	0	0	473,448		473,448		473,448	473
Customer Deposits	0	0	0		0		0	0
General Taxes	(589,668)	(757,371)	91,024		(1,256,015)		(1,256,015)	(1,256)
Accrued Interest Payable	0	0	0		0		0	0
Federal Income Taxes	(1,849,484)	(2,026,436)	(4,595)		(3,880,515)		(3,880,515)	(3,881)
Overrecovered Purchased Gas Costs					0		0	0
Miscellaneous Current & Accrued Liabilities	179,027	657,116	105,023		941,166		941,166	941
Total Current Liabilities	4,001,806	5,754,171	6,248,508	0	16,004,485	0	16,004,485	16,004

Deferred Credits and Other Liabilities
Capital Lease Obligations	11,972	18,061	0		30,033		30,033	30
Deferred Federal Income Tax	6,258	(5,610)	459,731		460,379		460,379	460
Unamortized Investment Tax Credits	0	0	0		0		0	0
Environmental Remediation Reserve	0	0	0		0		0	0
Pensions and Insurance Reserves	2,211	355,522	137,633		495,367		495,367	495
Order 636 Liability	0	0	0		0		0	0
Customer Advances for Construction	0	0	0		0		0	0
Other Deferred Credits	0	6,912	2,312,497		2,319,409		2,319,409	2,319
Regulatory Liabilities	0	0	0		0		0	0
Total Deferred Credits & Other Liabilities	20,441	374,886	2,909,861	0	3,305,188	0	3,305,188	3,305

Capitalization
Common Stock	0	0	300,000		300,000		300,000	300
Shares Held in Treasury	0	0	0		0		0	0
Paid-In Capital	0	0	0		0		0	0
Unappropriated Retained Earnings	(4,003,876)	(6,032,968)	1,921,685		(8,115,159)		(8,115,159)	(8,115)
Unearned Employee Compensation	0	0	0		0		0	0
Unrealized Gain on Marketable Securities,Net	0	0	0		0		0	0
Total Capitalization	(4,003,876)	(6,032,968)	2,221,685	0	(7,815,159)	0	(7,815,159)	(7,815)

Long-Term Debt
Gas Facilities Revenue Bonds	0	0	0		0		0	0
Medium-Term Notes		0	0	0		0		0	0
Other Long-Term Debt	0	0	0		0		0	0
Less-Current Portion					0		0	0
Total Long-Term Debt	0	0	0	0	0	0	0	0
	$ 18,370	$ 96,089	$ 11,380,054	$ -	$ 11,494,513	$ -	$ 11,494,513	$ 11,495

NUI VIRGINIA GAS
Consolidating Balance Sheet
2002-09-30

		VG
	VG Distribution	Exploration	VG Storage	VG Pipleline	NUI Virginia Gas	Elimination	NUI Virginia Gas Consolidated	SEC Combinations	SEC F/S	000's
Assets
Current Assets
Cash	$ 143,755	$ -	$ 390,708	$ 971,513	$ 151,127		$ 1,657,103		$ 1,657,103	$ 1,657
Accounts Receivable	132,502	0	305,069	1,038,069	1,587		1,477,228		1,477,228	1,477
Allowance for Uncollectible Accounts	(25)	0	0	0	0		(25)		(25)	(0)
Notes Receivable-Associated Companies	(3,613,170)	0	(3,148,328)	0	6,690,612	70,886	0		0	0
Fuel Inventory	0	0	67,916	39,538	0		107,454		107,454	107
Plant Materials & Supplies	5,222	0	0	0	0		5,222		5,222	5
Merchandise Inventory	0	0	0	0	0		0		0	0
Prepaid Gross Receipts and Franchise Taxes	0	0	0	0	0		0		0	0
Unrecovered Purchased Gas Costs	0	0	0	0	0		0		0	0
Investment in Marketable Securities	0	0	0	0	0		0		0	0
Prepayments & Other	0	0	5,270	54,406	87,650		147,326		147,326	147
Total Current Assets	(3,331,716)	0	(2,379,366)	2,103,526	6,930,977	70,886	3,394,307	0	3,394,307	3,394

Utility Plant, property and equipment
Utility Plant in Service	4,150,418	0	15,678,428	47,121,812	0		66,950,658		66,950,658	66,951
Gas Plant Purchased or Sold	0	0	0	0	0		0		0	0
Construction Work-in-Progress	115,685	0	203,495	14,049,452	929,844	(30,000)	15,268,476		15,268,476	15,268
Non-Utility Property	0	0	6,000	0	3,851,598		3,857,598		3,857,598	3,858
Utility Plant Acq. Adj.	(2,461,528)	0	(841,087)	0	0		(3,302,615)		(3,302,615)	(3,303)
Accumulated Amortization - PAA	0	0	0	0	0		0		0	0
Accumulated Depreciation - Utility	(1,396,449)	0	(2,693,980)	(4,654,743)	0		(8,745,173)		(8,745,173)	(8,745)
Accumulated Depreciation - Non-Utility	0	0	0	0	(429,988)		(429,988)		(429,988)	(430)
Net Utility Plant	408,126	0	12,352,856	56,516,521	4,351,454	(30,000)	73,598,957	0	73,598,957	73,599

Funds For Construction Held by Trustee	0	0	0	0	0		0		0	0

Other Investments	0	0	0	0	7,884,235	(7,884,235)	0		0	0

Assets Held for Sale	0	0	0	0	0		0		0	0

Other Assets
Unamortized Debt Expense	0	0	15,300	0	14,750		30,050		30,050	30
Environmental Clean-up Costs	0	0	0	0	0		0		0	0
Deferred Piping Allowances	0	0	0	0	0		0		0	0
Other Regulatory Assets	0	0	0	0	0		0		0	0
Restricted Cash	0	0	0	0	0		0		0	0
Goodwill, net	0	0	0	4,251,270	3,804,716		8,055,986		8,055,986	8,056
Deferred Charges and Other	0	0	0	0	2,126,667	(70,886)	2,055,781		2,055,781	2,056
Total Other Assets	0	0	15,300	4,251,270	5,946,133	(70,886)	10,141,817	0	10,141,817	10,142
	$(2,923,590)	$ -	$9,988,790	$62,871,317	$25,112,799	$(7,914,235)	$ 87,135,081	$ -	$ 87,135,081	$ 87,135

Liabilities & Divisional Equity
Current Liabilities
Current Portion of Long-Term Debt and
Capital Leases Obligations	$ -	$ -	$ -	$ 10,978	$ -		$ 10,978		$ 10,978	$ 11
Notes Payable to Banks	704,776	0	(1,139,468)	17,322,142	42,136,627		59,024,077		59,024,077	59,024
Notes Payable-Associated Companies	0	0	0	0	0		0		0	0
Accounts Payable	76,330	0	41,816	133,366	1,282,957		1,534,470		1,534,470	1,534
Customer Deposits	6,569	0	0	0	0		6,569		6,569	7
General Taxes	(296,143)	0	8,272	171,449	(772,252)		(888,674)		(888,674)	(889)
Accrued Interest Payable	0	0	0	0	0		0		0	0
Federal Income Taxes	(1,681,356)	0	492,025	996,364	(4,439,289)		(4,632,256)		(4,632,256)	(4,632)
Overrecovered Purchased Gas Costs							0		0	0
Miscellaneous Current & Accrued Liabilities	102,146	0	420,913	642,743	1,801,990	70,004	3,037,796		3,037,796	3,038
Total Current Liabilities	(1,087,678)	0	(176,442)	19,277,043	40,010,033	70,004	58,092,959	0	58,092,959	58,093

Deferred Credits and Other Liabilities
Capital Lease Obligations	0	0	0	26,497	0		26,497		26,497	26
Deferred Federal Income Tax	(976,281)	0	790,621	3,031,589	(2,300,700)		545,228		545,228	545
Unamortized Investment Tax Credits	0	0	0	0	0		0		0	0
Environmental Remediation Reserve	0	0	0	0	0		0		0	0
Pensions and Insurance Reserves	0	0	0	0	0		0		0	0
Order 636 Liability	0	0	0	0	0		0		0	0
Customer Advances for Construction	0	0	0	0	0		0		0	0
Other Deferred Credits	0	0	150,000	5,861	4,200		160,061		160,061	160
Regulatory Liabilities	0	0	0	0	0		0		0	0
Total Deferred Credits & Other Liabilities	(976,281)	0	940,621	3,063,947	(2,296,500)	0	731,787	0	731,787	732

Capitalization
Common Stock	0	0	0	0	0		0		0	0
Shares Held in Treasury	0	0	0	0	0		0		0	0
Paid-In Capital	(543,801)	0	8,528,040	37,949,413	(8,658,418)	(7,984,239)	29,290,994		29,290,994	29,291
Unappropriated Retained Earnings	(315,830)	0	696,571	2,580,915	(3,942,315)		(980,659)		(980,659)	(981)
Unearned Employee Compensation	0	0	0	0	0		0		0	0
Unrealized Gain on Marketable Securities,Net	0	0	0	0	0		0		0	0
Total Capitalization	(859,631)	0	9,224,611	40,530,328	(12,600,734)	(7,984,239)	28,310,335	0	28,310,335	28,310

Long-Term Debt
Gas Facilities Revenue Bonds	0	0	0	0	0		0		0	0
Medium-Term Notes		0	0	0	0	0		0		0	0
Other Long-Term Debt	0	0	0	0	0		0		0	0
Less-Current Portion							0		0	0
Total Long-Term Debt	0	0	0	0	0	0	0	0	0	0
	$ (2,923,590)	$ -	$9,988,790	$62,871,317	$25,112,799	$ (7,914,235)	$ 87,135,081	$ -	$ 87,135,081	$ 87,135